EXHIBIT 99.1

China Lodging Group, Limited Announces Preliminary Hotel Operating Results for First Quarter of 2013

SHANGHAI, China, April 15, 2013 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (Nasdaq:HTHT) ("China Lodging Group" or the "Company"), a leading and fast-growing multi-brand hotel group in China, today announced preliminary hotel operating results for the first quarter ended March 31, 2013.

Hotel Development

	Number of hotels in operation		Number of rooms in operation
	Net added in Q1 2013	As of March 31, 2013	Net added in Q1 2013	As of March 31, 2013
Leased hotels	19	484	2,084	56,778
Manachised hotels	70	586	6,685	60,066
Franchised hotels*	(19)	35	(1,859)	3,716
Total	70	1,105	6,910	120,560
* refers to franchised Starway hotels
Number of hotels in pipeline as of March 31, 2013
Leased hotels	76
Manachised hotels	322
Total	398

Operating metrics

	For the quarter ended
	March 31,	December 31,	March 31,
	2012	2012	2013
Occupancy rate (as a percentage)
Leased hotels	90%	92%	85%
Manachised hotels	92%	92%	88%
Blended	91%	92%	87%
Average daily room rate (in RMB)
Leased hotels	176	182	178
Manachised hotels	166	170	167
Blended	172	176	172
RevPAR (in RMB)
Leased hotels	158	167	152
Manachised hotels	153	157	146
Blended	156	162	149

Like-for-like performance for leased and manachised hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	March 31,
	2012	2013
Total	570	570
Leased hotels	308	308
Manachised hotels	262	262
Total	65,910	65,910
Leased hotels	37,676	37,676
Manachised hotels	28,234	28,234
Occupancy rate (as a percentage)	94%	92%
Average daily rate (in RMB)	174	179
RevPAR (in RMB)	163	165

About China Lodging Group, Limited

China Lodging Group, Limited is a leading and fast-growing multi-brand hotel group in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under five brands, namely, Joya Hotel, JI Hotel, Starway Hotel, HanTing Hotel, and Hi Inn. For more information, please visit the Company's website: http://ir.htinns.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties.Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as "may," "should," "will," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "forecast," "project," or "continue," the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

CONTACT: Ida Yu
         Investor Relations Manager
         Tel: 86 (21) 6195 9561
         Email: ir@htinns.com
         http://ir.htinns.com